UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On January 24, 2020, the registrant announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Sohu.com (Game) Limited (“Sohu Game”), an indirectly wholly-owned subsidiary of Sohu.com Limited (NASDAQ: SOHU, “Sohu”), and Changyou Merger Co. Limited (“Merger Co.,” and together with Sohu and Sohu Game, the “Sohu Group”), a wholly-owned subsidiary of Sohu Game, pursuant to which the registrant will be acquired by the Sohu Group in an all-cash transaction implying an equity value of the registrant of approximately $579.0 million (the “Merger”). A copy of the press release issued by the registrant regarding the foregoing is furnished herewith as Exhibit 99.1 and is incorporated herein by reference; and a copy of the Merger Agreement is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

In connection with the Merger, the registrant will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REGISTRANT, THE MERGER AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the registrant, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This report on Form 6-K includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC.

Exhibit

99.1	Press release: “Changyou.com Enters into a Definitive Agreement for Going-Private Transaction”

99.2	Agreement and Plan of Merger, dated as of January 24, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

	By:	/s/ Yaobin Wang
Yaobin Wang,
Chief Financial Officer

Date: January 24, 2020